**REVOCATION OF JOINT FILING AGREEMENT**

December 26, 2024

The undersigned is a party to that certain Joint Filing Agreement, dated January 2, 2024 (the "Joint Filing Agreement"). The undersigned hereby revokes the Joint Filing Agreement effective immediately.

**Mainstream Holdings, Ltd.**

By: /s/ Kim Chang-hee
Name: Kim Chang-hee
Title: Managing Director

**Mainstream New Growth No. 1 Private Equity Fund**

By: /s/ Kim Chang-hee
Name: New Main Equity Co. Ltd. (by Kim Chang-hee, Managing Director)
Title: General Partner

**New Main Equity Co., Ltd.**

By: /s/ Kim Chang-hee
Name: Kim Chang-hee
Title: Managing Director

/s/ Kim Chang-hee
Kim Chang-hee